Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 26, 2022

Dear Fellow XPO Logistics Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess the risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

XPO Logistics Inc. (“XPO” or the “Company”) shareholders can call for greater disclosure of XPO’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 18, 2022. Proposal #5 on XPO’s proxy card, “Stockholder Proposal Regarding Additional Disclosure of the Company’s Political Activities,” asks XPO to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments.

We believe that full disclosure would:

•	Allow shareholders to assess whether XPO’s lobbying is in long-term shareholders’ best interests;
•	Highlight potential areas of misalignment between XPO’s lobbying activities and its values and public statements; and
•	Permit shareholders to gauge the quality of XPO’s oversight of lobbying activities.

Corporate lobbying activities create risks when they contradict a company’s stated values or public statements, or when they are inconsistent with customers’ or the public’s interest. XPO belongs to the Business Roundtable (“BRT”) and the Transportation Intermediaries Association, which spend substantial sums on lobbying. The BRT lobbied last year against the Build Back Better bill, whose climate provisions would have enabled the U.S. to meet its commitments under the Paris Climate Agreement.1 As a transportation company, XPO should favor strong Paris-aligned public policy measures to support companies through the energy transition. XPO acknowledges in its 2020 Sustainability Report that “climate concerns continue to deepen among our partners, consumers and our communities” and that the company is exploring alternative fuels and electric vehicles to reduce emissions.2

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1 https://www.theatlantic.com/science/archive/2021/10/big-companies-are-funding-campaign-kill-climate-bill/620278/

2 https://xpodotcom.azureedge.net/xpo/files/s18/2020_XPO_Sustainability_Report_-_0423.pdf, at 43, 49.

XPO makes no disclosure regarding its relationship with the American Legislative Exchange Council (“ALEC”), at least one of whose meetings a representative from XPO has attended.3 ALEC drafts and promotes model bills, which have been characterized as “wish lists for special interests.”4  Many of ALEC’s activities are controversial. Despite a 2012 vow not to work on election and voting issues, ALEC has recently promoted voting rights restrictions and advised state legislators on how to succeed at partisan gerrymandering.5 ALEC promoted “stand your ground” laws, which allow the use of deadly force for self-defense without any requirement to retreat and were criticized following the killing of Trayvon Martin.6 Association with controversial efforts such as these could damage the reputation of ALEC’s funders.

Damage to corporate reputation can translate into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization7 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.8 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.9

XPO’s Statement in Opposition to the Proposal includes discussion of its policies related to political spending—that is, contributions to candidates, parties and other groups intended to influence the outcome of an election—which are not relevant to the Proposal. XPO also points to publicly reported data about its direct lobbying available on federal government web sites and compliance with state laws, some of which do not require lobbying disclosure. The fragmented and incomplete disclosure XPO currently makes does not allow shareholders to evaluate the risks created by XPO’s lobbying activities.

For the reasons discussed above, we urge you to vote FOR Proposal 5 on XPO’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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3 https://documented.net/reporting/revealed-alec-meeting-registration-list-state-legislators-in-the-minority-many-states-unrepresented;

4 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

5 https://www.lwv.org/expanding-voter-access/league-condemns-american-legislative-exchange-council; https://slate.com/news-and-politics/2019/10/alec-meeting-gerrymandering-audio-recording.html

6 https://www.theatlantic.com/politics/archive/2012/04/alec-group-pushed-stand-your-ground-quits-culture-wars/329233/

7 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

8 See https://instituteforpr.org/reputation/

9 https://www.reputationinstitute.com/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in XPO’s proxy statement.